                                                                [CONFORMED COPY]
                                                     Privileged and Confidential


                              Polymer Group, Inc.
                              4838 Jenkins Avenue
                     North Charleston, South Carolina 29405



                               October 27, 1997

Galey & Lord Incorporated
980 Avenue of the Americas
New York, New York 10018


Attn: Arthur C. Wiener
      Chairman, President and Chief Executive Officer

     Re: Dominion Textile, Inc.


Dear Sirs:


     In connection with the agreement ("Agreement") of even date herewith between Polymer Group, Inc., a Delaware corporation ("PGI"), DT Acquisition, Inc., a corporation organized under the laws of Canada ("DTA"), and Galey & Lord Incorporated, a Delaware corporation ("GL") relating to the acquisition of all of the outstanding common shares ("Common Shares") or all or substantially all of the assets of Dominion Textile, Inc., a corporation organized under the laws of Canada ("Target"), DTA intends to commence, directly or indirectly, a public take-over bid to acquire all of the outstanding Common Shares of Target. Pursuant to Section 14(c) of the Agreement ("Section 14(c)"), the Parties intend to set forth in this letter agreement certain rights of the Parties to terminate the Agreement upon certain events ("Termination Events," individually referred to as a "Termination Event"). Terms not defined in this letter have the meanings given such terms in the Agreement.


     1.   Increased Offer Price.

          (a) In the event that DTA determines that it intends to offer more than Can. $14.00 per Common Share pursuant to a public take-over bid to acquire the outstanding Common Shares of Target, then PGI shall provide notice of such determination, including the new price, to GL. By 5:00 p.m. E.S.T. on the later of the (i) third day, or (ii) second business day following PGI's notice to GL (the later of which constitutes the "GL Response Period"), GL shall notify PGI whether GL will (i) continue with the Agreement at the increased price, or (ii) terminate the Agreement pursuant to Section 14(c) if DTA
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Galey & Lord, Incorporated
October 27, 1997
Page 2


               proceeds at the increased price. If GL does not provide PGI with notice within the GL Response Period, then the Agreement will continue in full force and effect and GL, PGI and DTA shall be bound at the increased price. In the event that, within the GL Response Period, GL notifies PGI that GL will terminate the Agreement at the increased price pursuant to Section 14(c), then by 5:00 p.m. E.S.T. on the later of the (i) second day or (ii) first business day following receipt of GL's notification (the later of which constitutes the "PGI Response Period"), PGI will notify GL whether PGI will (i) continue with the Agreement and not increase the price, or (ii) increase the price and terminate the Agreement pursuant to Section 14(c). If PGI elects clause
               (ii) in the immediately preceding sentence within the PGI Response Period, this shall constitute a Termination Event pursuant to Section 14(c). If PGI does not respond within the PGI Response Period, the PGI shall not increase the price of the public take-over bid above Can. $14.00 per Common Share and the Agreement will continue, in which case PGI will continue to have the right to propose an increase in the price at a later time or times, subject to the terms of this provision.

          (b) In the event that PGI or GL determines that DTA should offer more than Can. $14.00 per Common Share pursuant to a public take-over bid to acquire the outstanding Common Shares of Target, then the Parties shall negotiate in good faith during the applicable Response Periods to seek an agreement as to (i) the offer price per Common Share, and (ii) the allocation to the purchase price of each Business of the aggregate cash consideration paid by DTA to the holders of Common Shares ("Common Shareholders") in excess of Can. $14.00 per Common Share (the "Excess Amount").

     2. Public Auction of Target. In the event that Target publicly announces its intention to auction its Apparel Fabric Business and its Nonwoven Business separately and not as a whole and has taken any bona fide action to effectuate such auction, and the Parties agree in good faith that the combined sale price of the Businesses is expected to exceed the implied equivalent of completing the Target Acquisition at Can. $14.00 per Common Share of Target, then GL or PGI can terminate the Agreement pursuant to Section 14(c) by providing notice to the other Party by 5:00 p.m. E.S.T. on the fifth business day following such an agreement by the Parties. Delivery of such notice shall be a Termination Event pursuant to Section 14(c).

     3. Waiver, Modification or Amendment of Conditions to Take-Over Bid. In the event that DTA determines that it intends to (i) waive, modify or amend its public take-over bid to acquire the outstanding Common Shares of Target in a manner that would waive, modify or amend the conditions set forth in Sections 4(a), 4(b), 4(c)


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Galey & Lord, Incorporated
October 27, 1997
Page 3


          and 4(k) of the attached draft take-over bid circular, or (ii) change or alter the form of consideration to be paid to the Common Shareholders as set forth in the attached draft take-over bid circular (the items described in clauses (i) and (ii) are referred to herein as "Material Tender Conditions"), then PGI shall provide notice of such determination, including the nature of the proposed waiver, modification or amendment, to GL. Within the GL Response Period, GL shall notify PGI whether GL will (i) continue with the Agreement with the waiver, modification or amendment, or (ii) terminate the Agreement pursuant to Section 14(c) if DTA proceeds with the waiver, modification or amendment. If GL does not provide PGI with notice within the GL Response Period, then the Agreement will continue in full force and effect and GL, PGI and DTA shall be bound by the conditions as waived, modified or amended. In the event that, within the GL Response Period, GL notifies PGI that GL will terminate the Agreement if the waiver, modification or amendment is made, then within the PGI Response Period, PGI will notify GL whether PGI will
          (i) continue with the Agreement and not make the waiver, modification or amendment, or (ii) proceed with the waiver, modification or amendment and terminate the Agreement pursuant to Section 14(c). If PGI elects clause (ii) in the immediately preceding sentence within the PGI Response Period, this shall constitute a Termination Event pursuant to Section 14(c). If PGI does not respond within the PGI Response Period, then PGI shall not make the waiver, modification or amendment and the Agreement will continue, in which case PGI will continue to have the right to waive, modify or amend the Material Tender Conditions at a later time or times, subject to the terms of this provision.

     If any extraordinary change occurs in the capital structure of Target after the date of this letter, including a stock split, reverse stock split, reclassification, recapitalization or similar event, then all per Common Share figures herein shall be adjusted to reflect the changes.

     All notices required by this letter shall be in writing and shall be sent by facsimile (with confirming copy sent by overnight courier), with oral confirmation of receipt. All notices to GL shall be made to Arthur Wiener, Chairman, President and Chief Executive Officer of GL, and all notices to PGI and DTA shall be made to Jerry Zucker, Chairman, President and Chief Executive Officer of PGI, at the addresses of their respective principal executive offices.

     This agreement is for the benefit of the Parties, and will be governed by and construed in accordance with the internal laws of the State of New York. The obligations of each Party under this agreement will expire upon termination of the Agreement.




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Galey & Lord, Incorporated
October 27, 1997
Page 4


          If you agree with the foregoing, please sign and return two copies of this letter, which will constitute our agreement with respect to the subject matter of this letter.

                                        Very truly yours,

                                        POLYMER GROUP, INC.

                                        By: /s/ Jerry Zucker
                                            ------------------------------------
                                            Name:  Jerry Zucker
                                            Title: Chairman, President and
                                                   Chief Executive Officer

                                        DT ACQUISITION INC.

                                        By: /s/ Jerry Zucker
                                            ------------------------------------
                                            Name:  Jerry Zucker
                                            Title: Chairman, President and
                                                   Chief Executive Officer

CONFIRMED AND AGREED
as of the date written above:

GALEY & LORD INCORPORATED


By: /s/ Arthur C. Wiener
    ------------------------------
    Name:  Arthur C. Wiener
    Title: Chairman, President and
           Chief Executive Officer